Exhibit (h)(1)(ii)

FUND ACCOUNTING AND ADMINISTRATION SERVICE AGREEMENT
FEES AND COMPENSATION

Appendix A
FUNDS TO BE SERVICED
(Updated September 24, 2020)

1.	Arin Large Cap Theta Fund[1]
2.	Cavalier Adaptive Income Fund
3.	Cavalier Fundamental Growth Fund
4.	Cavalier Growth Opportunities Fund (to be replaced with Cavalier Growth Opportunities ETF effective upon the reorganization of the Fund)
5.	Cavalier Hedged High Income Fund
6.	Cavalier Tactical Economic Fund
7.	Cavalier Tactical Rotation Fund
8.	Matisse Discounted Closed-End Fund Strategy
9.	Matisse Discounted Bond CEF Strategy
10.	QCI Balanced Fund
11.	Roumell Opportunistic Value Fund
12.	Sector Rotation Fund

1 Effective March 1, 2021.